

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2018

Michael J. Bonello
Executive Vice President and Chief Financial Officer
PRA Health Sciences, Inc.
4130 ParkLake Avenue
Suite 400
Raleigh NC 27612

  Re: PRA Health Sciences, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2017
    Filed February 22, 2018
    File No. 1-36732

Dear Mr. Bonello:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Beverages, Apparel and
         Mining